UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41937

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Psyence Biomedical Ltd.

(Translation of registrant’s name into English)

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121 Richmond Street West
Penthouse Suite 1300 Toronto,
Ontario M5H 2K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F        ☐ Form 40-F

EXHIBIT INDEX

Exhibit	Description
99.1

Notice of Annual General and Special Meeting of Shareholders to be held on January 22, 2026 and Management Information Circular, including the Consolidated Financial Statements of the Company for the years ended March 31, 2025 and 2024, and the Unaudited Condensed Consolidated Financial Statements for the Three and Six Months Ended September 30, 2025 and 2024, and the Management Discussion and Analysis related thereto.

99.2	Notice of Meeting and Record Date
99.3	Form of Proxy

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 8, 2026

Psyence Biomedical Ltd.
By:	/s/ Jody Aufrichtig
Name:	Jody Aufrichtig
Title	Chief Executive Officer and Director